November 14, 2008

Ms. Tia Jenkins

Securities and Exchange Commission

Washington, D.C. 20549

RE:    True Religion Apparel, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2007

Filed May 1, 2008

Form 10-Q for Quarter Ended June 30, 2008

Filed August 8, 2008

File No. 000-51483

Dear Ms. Jenkins,

This letter sets forth the response of True Religion Apparel, Inc. (the “Company”) to the comments set forth in your letter dated October 30, 2008 in connection with the 2007 Form 10-K filed by the Company on May 1, 2008 and the Form 10-Q for the quarter ended June 30, 2008.  For your convenience, we have numbered and set forth each comment from your letter followed by our response.

Form 10-K for the Year Ended December 31, 2007

Notes to Consolidated Financial Statements

Note 13 – Segment Information, page F-28

1.              Based on your discussion of gross profit in Management’s Discussion and Analysis on page 17 and on page 13 of your Form 10-Q filed August 8, 2008 it appears that gross margin per operating segment is a key measure used by management and should be disclosed herein.  Please refer to the guidance of SFAS No. 131, particularly paragraphs (27) and (29).

We agree that gross margin per operating segment is a key measure used by management.  Beginning with the quarterly report on Form 10-Q for the quarter ended September 30, 2008,  we will disclose ‘gross profit by segment’ in the segment information note to the financial statements.

Form 10-Q for the Quarter Ended June 30, 2008

Notes to Condensed Consolidated Financial Statements

Note 3 – Marketable Securities, page 5

2.              We note that as of June 30, 2008, you held eight auction rate securities with a fair value of approximately $8.9 million.  Further, we note that you have classified these securities as Level 3 investments based on broker quotes.  Given the illiquid markets related to these securities, please provide us with a general description of your valuation techniques (i.e. what is the basis of the broker quotes utilized) and tell us (i) how you validate your valuation technique, (ii) how sensitive your fair value estimates are to your valuation technique and (iii) the reasons for increases/decreases in fair value.

Please see our response to the Staff’s question below.  Supplementally, we are providing an excerpt from our quarterly report on form 10-Q for the quarter ended September 30, 2008, which notes that in October 2008 we received offers from the brokers who sold us these investments to purchase our ARS investments at prices of par plus accrued interest.

“In October 2008, the Company was notified that the two brokers who sold ARS to the Company will purchase the ARS at a price of par plus accrued interest.  The Company intends to accept the offers from these brokers.  The first portion of the ARS, in the amount of $4.9 million, is expected to be purchased before December 31, 2008, and the second portion, in the amount of $5.0 million, by July 2012, although the broker may purchase these at any time beginning in the fourth quarter of 2008 and the Company may instruct the broker to purchase these ARS beginning in June 2010.”

General description of our valuation techniques:

Following the receipt of the March 31, 2008 investment account statement, we discussed the valuation assumptions that our broker used to value our Auction Rate Securities (ARS) investments.  The broker told us that their proprietary model uses the following inputs to value our ARS:

•                  tax status

•                  credit enhancement (if any);

•                  rating (if any);

•                  stated maturity;

•                  assumed future interest income; and

•                  underlying guarantees by the U.S. government (if any).

How we validated the broker’s valuation techniques

   We considered the reasonableness of the broker’s estimate of each ARS investment’s fair value by considering the following:

•                  Was the investment subject to credit risk?  The ARS investments are issued by student loan trusts.  The majority of the underlying student loans are guaranteed by the U.S. government and based on our discussion with our broker we believe that we have senior positions in the trusts.  As such, we believe that the investment principal for each of our ARS is effectively guaranteed by the U.S. government.  Therefore, we judged that the credit risk associated with these investments was very low.

•                  What is the future interest income that we can expect from these investments?  Based on discussions with our broker and our review of the monthly investment statements that we receive from our brokers, we understand that the ARS investment issuers are required to pay interest at rates that are consistent with or in excess of historical rates.  This caused us to deem the decrease in fair value for the ARS to be primarily associated with the current illiquid market and not with the underlying securities’ fair value.

•                  Are the securities paying cash interest on schedule?  We verified that all of our ARS investments continued to pay cash interest on schedule.

•                  We discussed the valuation inputs used with our investment advisor and considered their views.

How sensitive are our fair value estimates to our valuation technique

We believe that our fair value estimates are not highly sensitive to the valuation technique used by our broker because the ARS investments are continuing to pay cash interest on schedule, they are rated at least “quality borrower” by S&P (i.e. AA) or “high quality” by Moody’s (i.e. Aa3), and the majority of the underlying student loan assets are guaranteed by the U.S. government.

The reasons for increases/decreases in fair value

We believe that increases or decreases in fair value are primarily caused by changes to the projected future interest income for the ARS investment holders.  We understand that some ARS terms have complicated interest payment provisions and that accurately estimating future interest payments may be difficult, which leads to fluctuations in the fair value of the ARS investments.

The Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s 2007 Form 10-K report and Form 10-Q report as of and for the quarter ended June 30, 2008;

•                  Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s 2007 Form 10-K report and Form 10-Q report as of and for the quarter ended June 30, 2008; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates the work of the Staff to assist in the Company’s compliance with the SEC’s disclosure requirements and to enhance the overall disclosure in the Company’s financial reports.

If you have any questions about our responses, please do not hesitate to contact the Company’s Chief Financial Officer, Pete Collins, at (323) 266-3072.

Sincerely,

TRUE RELIGION APPAREL, INC.

/s/ Peter F. Collins
Peter F. Collins
Chief Financial Officer